Exhibit (a)(5)(A)

TRIBUNE COMPANY ANSWERS TO FREQUENLTY ASKED QUESTIONS
ON MAJOR SHARE REPURCHASE, FINANCING AND PLANS
TO IMPROVE COMPANY PERFORMANCE

DETAILS OF SHARE REPURCHASE AND FINANCING

1.     How much stock is Tribune repurchasing?

A.
Our Board of Directors has authorized the repurchase of up to 75 million common shares, or 25% of our shares outstanding worth more than $2 billion. We plan to do this in three steps:

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First, we are offering to repurchase up to 53 million shares through a Dutch Auction tender at a price range of $28 to $32.50 per share.

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Second, we have agreed to repurchase an aggregate of 10 million shares from the McCormick Tribune Foundation and the Cantigny Foundation (approximately 25% of the Foundations' holdings) at the same price we buy shares in the tender offer.

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And third, we plan to repurchase up to 12 million shares in the open market after the tender offer expires.

2.     Why is the company taking this action now?

A.
We decided to take this action for several reasons:

•
The board and senior management reviewed a wide range of strategic alternatives over the past year. We determined this to be the best course of action at this time.

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We believe that Tribune's current stock price does not adequately reflect the fundamental value and long-term earnings power of the company.

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We're optimistic about the prospects for improved performance in our major-market media businesses, both in broadcasting and publishing.

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The debt markets are favorable, with interest costs at the lower end of their historical range.

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This major share repurchase also provides liquidity for shareholders who need or want to sell.

3.     How will Tribune pay for the purchases?

A.
The total share repurchases are valued at more than $2 billion. We'll cover the cost through bank debt and publicly sold bonds.

4.     How did we decide to purchase 25%?

A.
Management and the board concluded that it made sense to make a change in our financial structure. While 25% is a large percentage of the company to buy back with debt, this strategy allows us continued flexibility to make disciplined investments in our businesses as well as strategic acquisitions, particularly in interactive.

5.     What is the upside of making these repurchases?

A.
In effect, we are buying our own assets at what we believe to be is a discount to their fundamental value. We're funding the purchase with debt at attractive interest rates, particularly compared to the level of return equity investors expect. Looking forward, the benefits of improved performance, after financing costs, will flow to 25% fewer shares, thereby increasing the upside per share.

6.     Are there any potential downsides?

A.
Because the company is taking on more debt and higher interest expense there is some increased financial risk. But because of its strong cash flow, the company believes these risks are manageable.

7.     Will the stock repurchase affect our credit rating?

A.
We expect that our current credit ratings will be lowered as a result of our increased debt. However, we expect to pay down our debt in a disciplined fashion and achieve solid investment-grade ratings in the future.

8.     What is the "Dutch Auction" tender offer and how do I participate?

A.
We are offering to repurchase 53 million shares in a price range between $28 and $32.50 per share. Shareholders who would like to sell all or a portion of their shares in the tender offer can elect to do so at any price within this range. The price we ultimately pay will be determined by selecting the lowest price within this range that allows us to purchase our target of 53 million shares. All shareholders who offer to sell shares at or below this "clearing price" will receive the same price. Shareholders who elect to sell at a price higher than this "clearing price" will not have their shares purchased in the tender offer. The tender offer documentation and instructions will be mailed to all shareholders this week.

9.     Is this "Dutch Auction" tender a one-time event?

A.
Yes. We have no plans to do another major tender.

10.   Why not just purchase the 75 million shares in the open market?

A.
The Dutch Auction tender offer approach has been used by many companies in recent years as a fair and efficient means to repurchase substantial blocks of stock. Also, the SEC limits the number of shares we can repurchase in the open market each day.

11.   Are we any more or less susceptible to a take-over after this major share repurchase?

A.
We are optimistic that the share repurchase, combined with other actions we are taking to improve our performance, will result in a stock price that more fully reflects the fundamental value of the company and thereby reduces the risk of unsolicited takeover attempts.

12.   Don't we run a risk in taking on so much debt in a rising interest rate environment?

A.
Tribune's businesses generate significant free cash flow that will enable us to repay the debt in a disciplined fashion. The average interest rate we are paying in this transaction is relatively inexpensive by historic standards. And since most of the new debt we take on will be at a fixed rate and, therefore, locked in, we have limited exposure to rising interest rates.

13.   Can we still invest in our businesses and make acquisitions?

A.
Yes, which we believe is essential to our future growth. We still have continued flexibility to make disciplined investments in our businesses as well as strategic acquisitions, particularly in interactive.

14.   What are the tax implications of the stock repurchase?

A.
Those who sell shares may have an ordinary or capital gain/loss depending on when and at what price they purchased the stock for originally.

15.   Can employees participate in the tender offer?

A.
70% of our employees are shareholders and can participate in the tender, except for executive officers who have agreed not to sell. Management and the board of directors have made no recommendation to other shareholders, including employees, as to whether they should participate in the tender offer.

  Employees who hold shares in Tribune's Retirement Plans or the Tribune's Employee Stock Purchase Plan will receive instructions in the mail about how they can tender any portion of those shares, if they choose to do so.

TRIBUNE'S PLANS TO IMPROVE PERFORMANCE

1.     How will we improve performance across the company?

A.
We believe we can improve the performance of our major-market media businesses through customer-focused innovation and disciplined deployment of resources. We need to achieve a combination of top-line growth with strong cost disciplines to grow operating cash flow. In addition, we intend to sell non-core assets where we can achieve a value, net of taxes, not fully reflected in our stock price. Cash generated from operations and asset sales will allow us to repay much of the additional debt taken on by the company, which should benefit all shareholders.

2.     What are the company's plans for top-line revenue growth?

A.
We have key strategies in place to improve top-line growth that are beginning to show encouraging signs of progress.

In publishing:

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  Expand existing interactive businesses and invest in building national interactive networks.

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  Sustain the broad reach and revenue of Tribune's market-leading metropolitan newspapers through editorial, sales and marketing innovation.

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  Grow targeted print and direct mail businesses.

In broadcasting:

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  Acquire quality off-network programming to generate large audiences for advertisers in our local markets.

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  Complement our stations' strong broadcast network affiliations (The CW, FOX, MyNetworkTV and ABC) with a focus on local news and sports.

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  Align with major program suppliers to co-develop quality first-run programming for key audience dayparts.

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  Create additional value via cable/satellite television (Superstation WGN) and through the use of our digital spectrum.

3.     What are Tribune's plans to manage expenses?

A.
Overall, we expect to redeploy resources from our more mature businesses to the best growth opportunities, especially in interactive. Across the company, we've set a target of $200 million in cost savings from existing operations over the next two years to offset expense inflation and keep operating costs essentially flat. We believe that the investments we're making in common systems for advertising, circulation and editorial, plus greater collaboration across business units and selective outsourcing will yield a significant portion of the savings.

        Every business unit and corporate department will also be asked to identify further efficiencies. We will set and implement more specific plans to realize these savings in the months ahead and communicate these specifics as soon as decisions are made.

4.     Will there be layoffs?

A.
More specific plans to manage our expenses for the rest of 2006 and the next several years are still being formulated. As much as possible, the company will try to achieve any necessary staff reductions through attrition. In cases where position eliminations are required, benefits consistent with established company guidelines will be provided.

5.     Will you freeze salaries and eliminate bonuses?

A.
No. Our culture is driven by individual and team performance. We will continue to reward achievement, plus attract and retain the talent that we need to ensure our long-term success.

6.     What can you tell us about the planned sales of at least $500 million in assets?

A.
As we said in the announcement, we expect them to come from the sale of certain non-core broadcasting and publishing assets as well as real estate and securities held for investment. As we have more details, we will share them.

7.     What if market conditions get tougher?

A.
The board and senior management reviewed a number of economic and media marketplace scenarios. We have assumed that market conditions remain challenging. Under all scenarios, we must improve the performance of our media businesses, generate top-line revenue growth and be as efficient as possible. These actions will serve us well regardless of the economy's performance.

8.     What can I do to help?

A.
You can help by continuing to focus on how Tribune and its business units can best serve their customers and communities in this rapidly changing media environment, by taking a fresh,

  innovative look at everything we do and asking whether it is creating value, and by continuing to give your very best efforts to advance the company's plans for improvement and growth.

9.     What if I have additional questions?

A.
The company will hold a Town Hall-style meeting for employees on Friday, June 2, at 11:00 a.m. CT. Dennis FitzSimons will field employee questions at that time. If you'd like to pre-submit a question for the meeting, please send it to the Corporate Relations department—e-mail corporaterelations@tribune.com or fax 312-222-1573.

  You should also feel free to discuss any question you have with the senior management team at your business unit.